UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File No. 001-38612

ELECTRAMECCANICA VEHICLES CORP.

(Translation of registrant's name into English)

102 East 1st Avenue

Vancouver, British Columbia, V5T 1A4, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Other Information

On November 9, 2018, we closed our previously announced registered offering of an aggregate of 4,250,000 common shares, with no par value, and a concurrent private placement of 4,250,000 warrants. The warrants may not be exercised for the first six months after issuance and are exercisable for five years thereafter at a per warrant exercise price equal to $2.56.

We received approximately $7.75 million in net proceeds from the offering, after the Placement Agent’s commission and reimbursements but before other expenses. We expect to use the net proceeds of the offering for the design and development of its proposed two-seater sports car, the Tofino.

Exhibits

Exhibit No.	Description

99.1	Interim financial statements for the three and nine months ended September 30, 2018 and 2017
99.2	Management’s Discussion & Analysis for the nine months ended September 30, 2018 and 2017
99.3	Form 52-109FV2 Certification of Interim Filings – Venture Issuer Basic Certificate – CEO
99.4	Form 52-109FV2 Certification of Interim Filings – Venture Issuer Basic Certificate – CFO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTRAMECCANICA VEHICLES CORP.

Date: November 15, 2018	By: /s/ Jerry Kroll
Name: Jerry Kroll
Title: Chief Executive Officer